April 27, 2005


Via Facsimile at (804) 343-4527 and U.S. Mail

Allen C. Goolsby, Esq.
Hunton & Williams LLP
951 East Bird Street
Richmond, Virginia 23219

RE:	Noland Company
      Schedule 14D-9 filed April 19, 2005
	File No. 005-10806

Dear Mr. Goolsby:

We have the following comments on the filing listed above.
Schedule 14D-9

Arrangements with Executive Officers, Directors or Affiliates of the
Company, page 4
1. For each individual, quantify the benefits or additional compensation to be received as result of the D&O indemnification plan, the Severance plan, the Retirement Plan, and the Restricted Stock Plan to the extent practicable. See Item 1011(b) of Regulation
M-A.

Explanatory Note Regarding the Summary of the Merger Agreement:
Representations in the Merger Agreement Are Not Intended to
Function
or Be Relied on as Public Disclosures, page 6

2. Investors are entitled to rely upon disclosures in your publicly filed documents. Please revise your subheading accordingly. In addition, please expand your disclosure to provide an adequate basis for your statement in the second sentence that the information in the merger agreement should not be relied upon as disclosure.
3. We note your statement "the Company`s public disclosures are those disclosures that Noland Company sets forth in its public reports filed or furnished with the SEC. The Merger Agreement is not intended to change or supplement the disclosures in Nolan Company`s public reports filed or furnished with the SEC." The Merger Agreement was filed as an exhibit to a publicly filed document. Please revise as appropriate to remove the implication that the referenced Merger Agreement does not constitute a public disclosure.

Reasons for the Recommendation of the Board of Directors, page 16

4. Notwithstanding the absence of a specific item requirement in the
Schedule 14D-9 compelling disclosure under Item 1015 of Regulation
M-
A, advise us what consideration has been given to summarizing the Blackstone opinion and attaching any written analyses or presentation materials used in issuing their opinion to the board. Refer to Item
1011(b) of Regulation M-A.

5. The disclosure indicates that the board, in determining whether or not to approve the offer and the merger, considered factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board`s decision to recommend the offer to security holders.

6. In addition, please revise this section to clarify which of the enumerated factors are in fact reasons in support of board`s decision to recommend the offer to security holders.

Annex B

7. We note your statement that "this letter is for the reliance of the Special Committee and the full Board of Directors only and, without prior written consent, is not to belied upon . . . by the Board of Directors." Revise to delete this disclaimer of responsibility to shareholders, whether made by or on behalf of the financial advisor, from any portion of the disclosure document in which it appears. Alternatively, the registrant may add an explanation that clarifies the basis for the advisor`s belief that shareholders cannot rely on its opinion, including (but not limited
to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the
Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the Company responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

As appropriate, please revise your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3345.


							Very truly yours,


							Michael Pressman
							Special Counsel
							Office of Mergers &
Acquisitions





April 27, 2005
Page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE